Date: 01/11/2010	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: Crosshair Exploration & Mining Corp

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	12-11-2010
Record Date for Voting (if applicable) :	12-11-2010
Beneficial Ownership Determination Date :	12-11-2010
Meeting Date :	15-12-2010
Meeting Location (if available) :	26th Floor, 595 Burrard Street, Vancouver, BC V7X 1L3

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	22763R101	CA22763R1010
Description	CUSIP Number	ISIN
COMMON SHARES	22763R101	CA22763R1010

Sincerely, Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for Crosshair Exploration & Mining Corp